

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Jerzy Muchnicki
Interim Chief Executive Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

      **Re:  Genetic Technologies Limited**
          **Registration Statement on Form F-1**
          **Filed December 17, 2019**
          **Amendment No. 1 to Registration Statement on Form F-1**
          **Filed December 18, 2019**
          **File No. 333-235542**

Dear Dr. Muchnicki:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.


                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc:    Alison Newman, Esq.